

October 24, 2014

Via E-mail
Carolyn J. Logan
President and Chief Executive Officer
Salix Pharmaceuticals, Ltd.
8510 Colonnade Center Drive
Raleigh, NC 27615

> **Re: Salix Pharmaceuticals, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 8, 2014**
> **File No. 000-23265**

Dear Ms. Logan:

We have limited our review of your filings to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Estimates
Revenue Recognition, page 58

1. Please provide us proposed revised disclosure to be included in future periodic reports that discusses and quantifies each factor contributing to the increase in revenue-reducing items (i.e. rebates, chargebacks and discounts) as a percentage of gross product revenue during the fiscal 2013 as compared to fiscal 2012.

Form 10-Q for the Period Ended June 30, 2014
Notes to Consolidated Financial Statements
2. Business Combinations
IPR&D and Intangible Assets, page 6

2.   Please provide us an analysis demonstrating that the useful lives for the currently marketed products acquired in conjunction with the Santarus acquisition are reasonable and how the useful lives correlate with patent expiration dates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant